Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


18 L 43
LINDEMANS
making life more enjoyable

03 MAY 12


03050839

28 April 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

SOUTHCORP LIMITED - FILE 82-2692
MANAGING DIRECTOR

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 5/29

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

28 April 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

MANAGING DIRECTOR

We advise that Mr John Ballard commenced duties as Chief Executive Officer of the Company today. Mr Ballard has been appointed to the Board as Managing Director of the Company with immediate effect.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

Penfolds 03 MAY 12 AM 7:2 ROSEMOUNT ESTATE

Australia's Most Famous Wine



The prestige wine of Australia



LINDEMANS

making life more enjoyable

28 April 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INITIAL NOTICE OF DIRECTOR'S INTERESTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

03 MAY 12 AM 7:21

28 April 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

INITIAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.1 and Section 205G(3)(a) of the Corporations Act, enclosed please find an Appendix 3X – Initial Notice of a Director's Interests for Mr J C Ballard.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHCORP LIMITED**
ABN	**80 007 722 643**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles BALLARD
Date of appointment	28 April 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Glenn Bates Consulting Pty Ltd A.T.F. Bates Ballard Super Fund	**20,000 ordinary shares**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.